SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securites Exchange Act of 1934
                                (Amendment No. 2)



NAME OF ISSUER:  Weis Markets, Inc.



TITLE OF CLASS OF SECURITIES:  Weis Markets, Inc. Common Stock



CUSIP NUMBER:  948849-104


(Name, Address and Telephone Number of Person         Michael M. Apfelbaum, Esq.
Authorized to Receive Notices and Communications):    43 South Fifth Street
                                                      Sunbury, PA  17801
                                                       (717) 286-9421


(Date of Event which Requires Filing of this Statement):  June 3, 1996


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with this statement:  [   ]








CUSIP NO.  948849-104

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(1)  Names of Reporting Persons                      JANET C. WEIS
       SS or IRS Identification Nos.                          SS####-##-####
       of Above Persons


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(2)  Check the Appropriate Box              (a)___________X_____________________
                                                          -
       if a Member of a Group
       (See Instructions)                   (b)_________________________________

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(3)  SEC Use Only

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(4)  Source of Funds

         There are no funds involved since the shareholder received her beneficial interest through gifts over a period of years and as an executrix of the Estate of Sigfried Weis.

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(5)  Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)             _________________

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(6)  Citzenship or Place                    United States Citizenship
       of Organization
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Number of Shares           (7)  Sole Voting                   3,148,517
Beneficially Owned              Power
Owned by Each               _______________________________________________
Reporting Person
With                       (8)  Shared Voting                   628,575
                                Power
                            -----------------------------------------------

                           (9)  Sole Dispositive              3,148,517
                                Power
                           -----------------------------------------------

                          (10)  Shares Dispositive              628,575
                                Power
- -----------------------------------------------------------------------

(11)  Aggregate Amount Beneficially                           3,777,092
      Owned by Each Reporting Person

- -----------------------------------------------------------------------
(12)  Check if the Aggregate Amount
      in Row (11) Excludes Certain                               N/A
      Shares (See Instructions)
- -----------------------------------------------------------------------

(13)  Percent of Class Represented                                9%
      by Amount in Row (11)
- -----------------------------------------------------------------------

(14)  Type of Reporting Person                                    IN
      (See Instructions)

- -----------------------------------------------------------------------

                                  SCHEDULE 13D

Item 1.  Security and Issuer.

         Common Stock, no par value
         Weis Markets, Inc.
         1000 S. Second Street
         Sunbury, PA  17801

Item 2.  Identity and Background

         a.  Janet C. Weis

         b.  Janet C. Weis
              R. R. #1
              Hard Scrabble Lane
              Lewisburg, PA  17837

         c.  Janet C. Weis - Housewife

         d.  No convictions of criminal proceedings.

         e. The reporting person has never been a party to a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         There are no funds involved since the shareholder received her beneficial interest through gifts over a period of years and as an executrix of the Estate of Sigfried Weis.

Item 4.  Purpose of Transaction.

         This amendment is filed to reflect the decrease in share ownership due to a distribution of 2,004,620 shares of the issuer's common stock by the Estate of Sigfried Weis of which the reporting person is a co-executrix.

Item 5.  Interest in Securities of the Issuer.

         The reporting person received gifts of stock over a period of approximately 30 years.

         The reporting person was appointed as an Executrix of the Estate of Sigfried Weis with the voting and dispositive power over 2,633,195 shares held by the Estate of Sigfried Weis. The executrices were appointed under local law on June 16, 1995. Additionally, the reporting person received full dispositive and voting power over 3,014,970 shares upon the death of her husband, Sigfried Weis since the shares were held as joint tenants by the entirety. The reporting person owned 33,919 shares in her own name prior to the death of Sigfried Weis and she received distributions under four Trusts on March 20, 1996. A distribution of 2,004,620 shares was made by the Estate of Sigfried Weis on June 3, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         There are no agreements or arrangements between the reporting person and any other individuals or entities. However, the reporting person is the mother of Susan Mindel, Nancy Wender and Ellen Goldstein, who are also co-executrices of the Estate of Sigfried Weis. The Estate has filed a Schedule 13G Report under the Securities Exchange Act of 1934.


Item 7.  Material to be Filed as Exhibits.

         No exhibits are required to be filed with this form.

                                             /s/ Janel C. Weis
                                       ------------------------------------
                                                   (Signature)

                                                 Janet C. Weis